

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 3, 2017

Mr. David Zalman
Chief Executive Officer
Prosperity Bancshares, Inc.
4295 San Felipe
Houston, Texas 77027

      Re: Prosperity Bancshares, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 28, 2017
             File No. 001-35388

Dear Mr. Zalman:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Michael Volley

                             Michael Volley
                             Staff Accountant
                             Office of Financial Services